February 22, 2012

Via EDGAR and Fax

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attn:  Mr. H. Roger Schwall

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
File No.:  1-03262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. ("Comstock" or the "Company") pursuant to discussions with the staff with regard to our Response Letter Dated February 21, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

In part, your second response states “We can verify to you that the proved undeveloped locations reflected in our 2010 SEC reserve estimates were either drilled in 2011 or will be drilled in future years.”  Also, your third response includes “We anticipate drilling such [proved undeveloped] wells based on our expectation of future oil and natural gas prices as well as the need to meet certain drilling obligations in order to retain leasehold interests and to properly manage reservoir performance.”  Please affirm to us that you will drill all of the PUD reserve wells at the dates expected in the 2010 and 2011 reserve reports based on the prices that were used in the reserve reports dated December 31, 2010 and 2011.

We can affirm to you that we will drill all of the PUD reserve wells at the dates expected in the 2010 and 2011 reserve reports based on the prices that were used in the reserve reports dated December 31, 2010 and 2011.  As previously communicated, we also propose to include a disclosure similar to the following in future filings (which has been updated from our response dated February 21, 2012):

"Our estimates of crude oil and natural gas reserves include [218 Bcfe as of December 31, 2010] related to undrilled wells that have positive undiscounted future cash flows but which, based upon crude oil and natural gas prices that we use to prepare the proved reserve estimates, have a rate of return that is less than the 10% discount rate used in the Standardized Measure of Discounted Future Cash Flows attributable to the proved reserve estimates.  We intend to drill the proved undeveloped wells in the time frame reflected in the estimates of proved oil and natural gas reserves as of December 31, 2011 based upon the crude oil and natural gas prices that we used to prepare the reserve estimates.  We anticipate drilling such proved undeveloped locations based on our current development plans for our properties.  Certain of these wells may be drilled to retain leasehold interests or to properly manage reservoir performance.  To the extent that actual crude oil or natural gas prices are substantially weaker, we may have to modify our development plans or we may not fully recover our investment in drilling these wells from future cash flows."

Securities and Exchange Commission
February 22, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/
cc:           Jack E. Jacobsen, Esq.
 Locke Lord LLP